SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Smile.Media and ISSTA, Israel's Largest Travel Group, to Operate Israeli LMT Travel Portal dated November 13, 2006.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold's Smile.Media and ISSTA, Israel's Largest Travel Group, to Operate Israeli LMT Travel Portal

Monday November 13, 9:00 am ET

PETACH TIKVA, Israel, November 13 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq: IGLD and TASE: IGLD) today announced that Smile.Media Ltd., its fully-owned subsidiary, and ISSTA, Israel's largest travel group, which holds through a subsidiary company, among other companies, the exclusive rights of the American Express Travel in Israel, plan to form a jointly-owned company through which they will operate and develop the Israeli LMT (Last Minute Travel) portal, www.lmt.co.il. The brand will be transferred from Travel Holdings, a company that holds worldwide rights to the LMT brand name and that operates Last MinuteTravel.Com, a leader in US travel portals business.

The new company will be owned equally by Smile.Media and ISSTA.

In preparation for this step, ISSTA recently secured exclusive rights to use LMT's proprietary technology in Israel and to promote LMT-branded activities in the Israeli market. ISSTA and Smile.Media plan to totally transform the Israeli LMT portal, first through the addition of cutting-edge technological features and a new look-and-feel. They will then use the portal as a platform for promoting ISSTA's extensive travel offerings. Launch of the new portal is scheduled for December 2006.

"This partnership with ISSTA, Israel's largest travel group is the perfect vehicle for bringing Smile.Media into the rapidly-growing travel space," said Eli Holtzman, Internet Gold's CEO. "Travel has become one of e-Commerce's most successful niches. In developing the LMT site, we will take full advantage of our proven marketing, creative and operational expertise, and merge them with ISSTA's impressive travel infrastructure. We are confident that LMT-Israel will emerge as Israel's leading online travel site and become an important contributor of revenues to Smile.Media."

Achishai Gal, CEO of the ISSTA Group, added, "The combination of ISSTA, Israel's largest travel group, and Internet Gold, its most experienced portal operator, is a dream-team for building an exciting online travel service. We believe that Israeli consumers, like their counterparts throughout the developed world, will welcome the ability to explore a countless travel alternatives online at their leisure, and to independently make reservations and arrange payments. As such, we expect the LMT site to drive a new level of demand for our travel packages, thereby becoming a significant long-term driver of ISSTA's success."

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its smile.communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its smile.media segment manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold has entered into an agreement to acquire 60% of the control and equity in 012 Golden Lines Ltd ("012") based on a valuation of US$ 140 million. 012 is a major Internet Service Provider with revenues of $ 138.8 million in 2005 and is also a leader in Israel's Voice Over Broadband domestic telephony.

The agreement is subject to the approval of both boards of directors and the relevant regulatory authorities. According to the agreement, following the acquisition, 012 will merge with IGLD's Communications activities.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq National Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  November 13, 2006